December 21, 2015

Kim Browning Office of Disclosure and Review Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Northern Lights Fund Trust IV – File Nos. 333-204808 and 811-23066

Dear Ms. Browning:

On October 8, 2015, Northern Lights Fund Trust IV (the "Registrant" or the “Trust”), on behalf of Measured Risk Strategy Fund (“Measured Risk”) and Main BuyWrite (“Main”), each a series of the Registrant, filed Post-Effective Amendments (the “Amendments”) to the Registrant’s Registration Statement. On November 20, 2015, you provided oral comments to the Amendments. On December 18, 2015 Registrant filed two response letters via EDGAR responding to the staff’s comments to the respective Amendments (the “Response Letters”). The Response Letters describe at a high level and in general terms Registrant’s responses to staff comments and revisions made to each Fund.

On December 21, 2015 Registrant filed Post-Effective Amendment No. 3, on behalf of Measured Risk and Post-Effective Amendment No. 4, on behalf of Main, to the Registrant’s Registration Statement. Amendments No. 3 and 4, respectively, are marked to show all changes made in response to staff comments. If, after further review of the Response Letters in conjunction with Amendments No. 3 and 4 the staff does not believe that the Registrant adequately addressed its comments, Registrant is open to further discussions with the staff.

Thank you for your time and attention to these filings. If you have any questions or additional comments, please call me at (614) 469-3264 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/Emily M. Little

Emily M. Little